June 19, 2013

VIA EDGAR

Peggy Kim, Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Sprott Resource Lending Corp.

Schedule 13E-3 filed May 31, 2013

File No. 5-39844

Dear Ms. Kim:

Sprott Resource Lending Corp., a corporation existing under the Canada Business Corporations Act (the “Company”), Sprott Inc., a corporation existing under the Business Corporations Act (Ontario) (“Sprott”) and the parent corporation to 8520038 Canada Inc. (“Sprott Holdco”), Sprott Holdco, a corporation existing under the Canada Business Corporations Act and Peter Grosskopf, Chief Executive Officer of the Company and Sprott have filed Amendment No. 1 (the “Amendment”) to the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-39844) that was originally filed with the Securities and Exchange Commission on May 31, 2013. This letter sets forth our responses to comments received from the staff of the Division of Corporation Finance of the Commission by letter dated June 13, 2013. For convenience of reference, each response is prefaced by the text of the staff’s corresponding comment in bold text. References to the “Information Circular” are to the amended and restated information circular dated June 19, 2013, which has been filed with the Amendment as Exhibit (a)(1). The Company, Sprott, Sprott Holdco, and Mr. Peter Grosskopf are collectively referred to herein as the “Filing Persons.” For your convenience, page numbers referenced herein are to the blacklined version of the Information Circular provided to the staff supplementally.

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Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

Schedule 13E-3

Introduction

1.	Comment: We note that in the third paragraph the disclosure states that “no other filing person takes responsibility for the accuracy of such information” and “the Company takes no responsibility for the accuracy of such information.” As each of the filing persons is a signatory to the Schedule 13E-3, these statements are inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Response: The Filing Persons have eliminated from the Amendment the language referred to above in response to this staff comment.

2.	Comment: We note the disclosure under Items 2, 3, 4, and 8 of the Schedule 13E-3. Please note that as a “shell document,” the Schedule 13E-3 must incorporate by reference the information contained in the information circular in answer to the items of Schedule 13E-3. Please revise so that the information disclosed under the items of the Schedule 13E-3 appears in the information circular and is incorporated by reference in the Schedule 13E-3.

Response: The Company has added under Items 2(a), 2(b), 3(a), 3(b), 3(c)(3) and (4), 4(e), 8(c), and 8(e) of the Amendment the appropriate cross-references to where the information may be found in the Information Circular and has revised such sections of the Information Circular accordingly in response to this staff comment.

Information Circular

Summary Term Sheet, page 1

Reasons for the Arrangement... Fairness of the Arrangement, page 2

3.	Comment: We note that throughout the information circular the disclosure describes the board’s fairness determination for the “Shareholders (other than Sprott and its affiliates).” Please revise to disclose whether the board and each of the other filing persons believe the merger is substantively and procedurally fair to the unaffiliated shareholders of the issuer. Refer to Item 1014 (a) of Regulation M-A.

Response: The Company has revised the disclosure on pages 2, 10, 28, 29, 30, 36 and A-5 of the Information Circular in response to this staff comment. The Company has also revised the disclosure throughout the Information Circular to refer to “Unaffiliated Shareholders” (which definition excludes Sprott and its affiliates and is intended to encompass all unaffiliated shareholders of the Company) rather than to “Shareholders (other than Sprott and its affiliates).”

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

4.	Comment: Please revise the summary to include the fairness determination of each filing person, not just the board.

Response: Each of the non-Company Filing Persons has expressly adopted the factor’s considered by and determination of the Company’s Board of Directors (other than the Interested Directors) that the Arrangement is substantively and procedurally fair to unaffiliated shareholders. The Company has revised the disclosure on pages 2, 10 and 29 of the Information Circular in response to this staff comment.

Interests of SRLC Directors and Officers in the Arrangement, page 3

5.	Comment: Please revise the summary to describe and quantify the interests of directors and executive officers, including any continuing equity ownership, continuing management positions, any accelerated vesting of securities, any cash payments, any ability to take advantage of net operating loss carry forwards, and any other benefits.

Response: The Company has revised the disclosure on pages 3 and 4 of the Information Circular in response to this staff comment.

Special Factors, page 10

6.	Comment: Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 appears immediately after the summary term sheet. Refer to Rule 13e-3(e)(1)(ii).

Response: In response to this staff comment, the Company has moved the Special Factors section so that it begins immediately after the summary term sheet in the Information Circular.

Purpose, Alternatives, Reasons and Effects, page 10

7.	Comment: For each filing person, please revise to describe the alternatives considered and the reasons for rejecting each alternative. Refer to Item 1013(b) of Regulation M-A.

Response: The Company has revised the disclosure on pages 7 and 8 of the Information Circular in response to this staff comment.

8.	Comment: Please revise to describe each filing person’s reasons for undertaking the transaction at this particular time in SRLC’s operating history, as opposed to another time. Refer to Item 1013(c) of Regulation M-A.

Response: The Company has revised the disclosure on pages 7 and 8 of the Information Circular in response to this staff comment.

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

9.	Comment: Under a separate heading, please revise to describe the effects of the Rule 13e-3 transaction on the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

Response: The Company has revised the disclosure on pages 8 and 9 of the Information Circular in response to this staff comment.

10.	Comment: Please revise to describe the tax effects of the transaction on the issuer, its affiliates and unaffiliated security holders. Refer to Item 1013(d) of Regulation M-A.

Response: The Company has revised the disclosure on pages 9, 10, 90, 91 and 94 of the Information Circular in response to this staff comment.

11.	Comment: Please describe each affiliate’s interest in net book value. Refer to Instruction 3 to Item 1013 of Regulation M-A.

Response: The Company has revised the disclosure on pages 11, 54 and 55 of the Information Circular in response to this staff comment.

12.	Comment: Please revise to state whether affiliates will be able to take advantage of any net operating loss carry forwards and if so, how this impacted the decision to structure the transaction.

Response: The Company has revised the disclosure on page 10 of the Information Circular in response to this staff comment.

Fairness of the Transaction, page 10

13.	Comment: Please revise to state whether the board believes the arrangement is substantively and procedurally fair to the issuer’s unaffiliated shareholders.

Response: The Company has revised the disclosure on pages 2, 10, 28, 29, 30, 36 and A-5 of the Information Circular in response to this staff comment.

Dissent Rights of Shareholders, page 16

14.	Comment: Please revise to state whether shareholders must vote against the arrangement in order to exercise their dissenter rights.

Response: The Company has revised the disclosure on pages 6 and 24 of the Information Circular in response to this staff comment.

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

Background to the Arrangement, page 18

15.	Comment: Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel or advisors and the members of management who were present at each meeting.

Response: The Company has revised the disclosure on pages 25 through 29 of the Information Circular in response to this staff comment. The Company believes it has now identified each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. The Company also believes it has identified counsel, advisors, and members of management who were present at such meetings.

16.	Comment: Each presentation, discussion, or report held with or presented by Cormark, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A and must be filed as an exhibit to the Schedule 13E-3. In this regard, we note that Cormark presented its preliminary valuation report on April 18, 2013 and made a presentation to the special committee on May 8, 2013. Please summarize and file the preliminary valuation report and any board books or presentation materials in connection with any presentations by Cormark.

Response: The Company has revised the disclosure on pages 34 through 49 of the Information Circular in response to this staff comment. The Company has additionally filed as Exhibits (c)(2) and (c)(3), respectively, presentation materials prepared by Cormark Securities and dated April 25, 2013 and materials presented to the Special Committee by Cormark Securities on May 8, 2013. To the knowledge of the Filings Persons, each presentation, discussion, or report held with or presented by Cormark to the Board of Directors or Special Committee has now been disclosed.

17.	Comment: Please revise to describe the reasons why the board and management discussed the options of Sprott increasing its ownership in SRLC, an upstream transaction with Sprott and a potential business combination on June 14, 2012. Please describe any discussions with Sprott regarding these options.

Response: The Company has revised the disclosure on page 25 of the Information Circular in response to this staff comment.

18.	Comment: Please revise to quantify the exchange ratio and share valuation offered in the non-binding proposal delivered on February 26, 2013. Please revise to further quantify the share exchange ratio based on a 20-day volume-weighted average price that was included in the draft Arrangement Agreement.

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

Response: In response to this staff comment, the Company supplementally advises the staff that the non-binding proposal delivered to SRLC on February 26, 2013, did not contain an exchange ratio, as this was only initially discussed between Mr. Sinclair and Messrs. Sprott and Rule on April 8, 2013, nor did it contain a share valuation. In addition, the draft Arrangement Agreement that was delivered to SRLC on April 3, 2013 only included a note to draft indicating that the share exchange ratio would be calculated based on the 20 day volume-weighted average price as at the date of signing; there was no price included in that draft that was based on the 20 day volume-weighted average price prior to April 3.

Recommendation of the Board of Directors, page 22

19.	Comment: For each filing person, please revise to include the fairness determination and the factors considered. Refer to Item 1014 of Regulation M-A.

Response: The Company has revised the disclosure on pages 2, 10, 28, 29, 30, 36 and A-5 of the Information Circular in response to this staff comment.

20.	Comment: Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision- making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed the historical market prices, net book value, going concern value, or liquidation value.

Response: The Company has revised the disclosure on pages 31, 32 and 38 of the Information Circular in response to this staff comment.

Qualifications of Cormark, page 26

21.	Comment: Please revise to describe the method of selecting Cormark. Refer to Item 1014(b)(3) of Regulation M-A.

Response: The Company has revised the disclosure on page 34 of the Information Circular in response to this staff comment.

Fairness Opinion, page 26

22.

Comment: We note that you have attached the Cormark Valuation as Appendix F. Please revise to include a summary of Cormark’s financial analysis in the information circular. Refer to Item 1015(b)(6) of Regulation M-A. Please revise to describe the procedures followed, the findings and

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

recommendations, the bases for and methods of arriving at such findings and recommendations, and any instructions or limitations. Please revise to include the underlying data used in each method of analysis.

Response: The Company has revised the disclosure on pages 34 through 49 of the Information Circular in response to this staff comment.

Interests of Certain Persons in the Arrangement, page 29

23.	Comment: Please revise to include the beneficial ownership information after the arrangement is consummated. For ease of investor understanding, please revise to include the officers and directors and any shareholders owning greater than 5% before and after the arrangement in the same table.

Response: The Company has revised the disclosure on pages 54 and 55 of the Information Circular in response to this staff comment.

Principal and Beneficial Holders of SRLC Shares, page 31

24.	Comment: Please revise to include the beneficial ownership information after the arrangement is consummated. For ease of investor understanding, please revise to include the officers and directors and any shareholders owning greater than 5% before and after the arrangement in the same table.

Response: The Company has revised the disclosure on pages 54 and 55 of the Information Circular in response to this staff comment.

Additional Information, page 99

25.	Comment: We note that you appear to incorporating by reference the financial information required by Item 1010(a) and (b) of Regulation M-A. Please revise to include the summarized financial information required by Item 1010(c) of Regulation M-A. Refer to Instruction 1 to Item 13 of Schedule 13E-3. Please also revise the disclosure to state that the financial statements are incorporated by reference and specify the financial statements to which you are referring.

Response: The Company has revised the disclosure on pages 111 through 114 and 133 of the Information Circular in response to this staff comment.

Appendix F. Valuation and Fairness Opinion of Cormark Securities

26.

Comment: Please have Cormark revise its opinion to remove the statement in the second paragraph on page F-6 that the opinion is provided “exclusively” for the special committee as inconsistent with the disclosure

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

relating to the opinion. Alternatively, disclose the basis for Cormark’s belief that security holders cannot rely upon the opinion to support any claims against Cormark arising under applicable state law (e.g., the inclusion of an express disclaimer in your engagement letter with Cormark). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, disclose that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such state-law defense to Cormark would have no effect on the rights and responsibilities of either Cormark or your board of directors under the federal securities laws.

Response: The Company has revised the disclosure on page F-6 of the Information Circular in response to this staff comment.

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The Company, Sprott, Sprott Holdco and Mr. Grosskopf acknowledge that: (i) they are responsible for the adequacy and accuracy of the disclosure in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-39844); (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (File No. 005-39844); and (iii) they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact Charles Cotter, who can be reached at (303) 473-2735.

Peggy Kim, Special Counsel

United States Securities and Exchange Commission

June 19, 2013

Very truly yours,

SPROTT RESOURCE LENDING CORP.

By:	/s/ Narinder Nagra
Narinder Nagra
President and Chief Operating Officer

SPROTT INC.

By:	/s/ Steven Rostowsky
Steven Rostowsky
Chief Financial Officer

8520038 CANADA INC.

By:	/s/ Arthur Einav
Arthur Einav
Director and President

PETER GROSSKOPF

/s/ Peter Grosskopf
Peter Grosskopf